# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GCM Grosvenor Inc., CIK 0001819796
CUSIP: 36831E108
Title of class of securities: Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 900 North Michigan Avenue, Suite 1100, Chicago, Illinois (IL), 60611
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001509764

## Reporting persons
- Michael Jay Sacks: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 142,565,831; sole dispositive power 0; shared dispositive power 142,565,831; aggregate amount beneficially owned 142,565,831 (72.8% of the class)
- Grosvenor Holdings, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 134,858,026; sole dispositive power 0; shared dispositive power 134,858,026; aggregate amount beneficially owned 134,858,026 (71.7% of the class)
- Grosvenor Holdings II, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,226,977; sole dispositive power 0; shared dispositive power 3,226,977; aggregate amount beneficially owned 3,226,977 (5.7% of the class)
- GCM Grosvenor Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,480,828; sole dispositive power 0; shared dispositive power 4,480,828; aggregate amount beneficially owned 4,480,828 (7.8% of the class)
- GCM Progress LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 90,155,396; sole dispositive power 0; shared dispositive power 90,155,396; aggregate amount beneficially owned 90,155,396 (62.9% of the class)
- GCM Progress Subsidiary LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 90,155,396; sole dispositive power 0; shared dispositive power 90,155,396; aggregate amount beneficially owned 90,155,396 (62.9% of the class)

## Item 1. Issuer
Name of issuer: GCM Grosvenor Inc.
Address of issuer's principal executive offices: 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611.

## Item 2. Person Filing
Name of person filing:
Michael Jay Sacks
Grosvenor Holdings, L.L.C.
Grosvenor Holdings II, L.L.C.
GCM Grosvenor Management, LLC
GCM Progress LLC
GCM Progress Subsidiary LLC
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is c/o GCM Grosvenor Inc., 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611.
Citizenship: Grosvenor Holdings, L.L.C. is organized under the laws of the state of Illinois. Grosvenor Holdings II, L.L.C., GCM Grosvenor Management, LLC, GCM Progress LLC and GCM Progress Subsidiary LLC are each organized under the laws of the state of Delaware. Michael Jay Sacks is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Michael Jay Sacks - 142,565,831
Grosvenor Holdings, L.L.C. - 134,858,026
Grosvenor Holdings II, L.L.C. - 3,226,977
GCM Grosvenor Management, LLC - 4,480,828
GCM Progress LLC - 90,155,396
GCM Progress Subsidiary LLC - 90,155,396
Percent of class:
Michael Jay Sacks - 72.8%
Grosvenor Holdings, L.L.C. - 71.7%
Grosvenor Holdings II, L.L.C. - 5.7%
GCM Grosvenor Management, LLC - 7.8%
GCM Progress LLC - 62.9%
GCM Progress Subsidiary LLC - 62.9%
Sole power to vote or to direct the vote:
Michael Jay Sacks - 0
Grosvenor Holdings, L.L.C. - 0
Grosvenor Holdings II, L.L.C. - 0
GCM Grosvenor Management, LLC - 0
GCM Progress LLC - 0
GCM Progress Subsidiary LLC - 0
Shared power to vote or to direct the vote:
Michael Jay Sacks - 142,565,831
Grosvenor Holdings, L.L.C. - 134,858,026
Grosvenor Holdings II, L.L.C. - 3,226,977
GCM Grosvenor Management, LLC - 4,480,828
GCM Progress LLC - 90,155,396
GCM Progress Subsidiary LLC - 90,155,396
Sole power to dispose or to direct the disposition:
Michael Jay Sacks - 0
Grosvenor Holdings, L.L.C. - 0
Grosvenor Holdings II, L.L.C. - 0
GCM Grosvenor Management, LLC - 0
GCM Progress LLC - 0
GCM Progress Subsidiary LLC - 0
Shared power to dispose or to direct the disposition:
Michael Jay Sacks - 142,565,831
Grosvenor Holdings, L.L.C. - 134,858,026
Grosvenor Holdings II, L.L.C. - 3,226,977
GCM Grosvenor Management, LLC - 4,480,828
GCM Progress LLC - 90,155,396
GCM Progress Subsidiary LLC - 90,155,396

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Michael Jay Sacks: /s/ Michael Jay Sacks, Michael Jay Sacks (08/08/2025)
- Grosvenor Holdings, L.L.C.: /s/ Michael Jay Sacks, Michael Jay Sacks Managing Member (08/08/2025)
- Grosvenor Holdings II, L.L.C.: /s/ Michael Jay Sacks, Michael Jay Sacks Managing Member (08/08/2025)
- GCM Grosvenor Management, LLC: /s/ Michael Jay Sacks, Michael Jay Sacks Managing Member (08/08/2025)
- GCM Progress LLC: /s/ Michael Jay Sacks, Michael Jay Sacks Managing Member (08/08/2025)
- GCM Progress Subsidiary LLC: /s/ Michael Jay Sacks, Michael Jay Sacks Managing Member (08/08/2025)
Comment: 99 Joint Filing Agreement (previously filed).